SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated July 6, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ELBIT SYSTEMS LTD.

                                      (Registrant)


                                      By: /s/ Ilan Pacholder
                                          --------------------------------------
                                      Name:  Ilan Pacholder
                                      Title: Corporate Secretary

Dated:  July 6, 2005

                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION

    1.                     Press release dated July 6, 2005.

                                    EXHIBIT 1


ELBIT SYSTEMS CONTINUES TO LEAD THE CONSOLIDATION PROCESS OF THE ISRAELI DEFENSE
                                    INDUSTRY

   ELBIT SYSTEMS TO ACQUIRE ALL OF KOOR'S HOLDINGS IN ELISRA FOR $70 MILLION

 ELBIT SYSTEMS TO ACCELERATE THE ACQUISITION OF 5% OF KOOR'S SHARES IN TADIRAN
   COMMUNICATIONS, AND ELBIT SYSTEMS' PRESIDENT, JOSEPH ACKERMAN, WILL BECOME
                CHAIRMAN OF THE BOARD OF TADIRAN COMMUNICATIONS

  KOOR TO ACCELERATE THE ACQUISITION FROM THE FEDERMANN GROUP OF 2.3% OF ELBIT
                                SYSTEMS' SHARES

Haifa, Israel, July 6, 2005, Elbit Systems Ltd. (NASDAQ: ESLT) ("Elbit Systems") reported today that it signed an agreement with Koor Industries Ltd. (NYSE: KOR) ("Koor") to acquire all of Koor's 70% holdings in Elisra Electronic Systems Ltd ("Elisra"), in consideration of $70 million in cash.

Concurrently with the signing of the agreement to acquire Koor's holdings in Elisra, Elbit Systems and Koor agreed to amend their agreements regarding the purchase of Koor's holdings of Tadiran Communications Ltd. ("Tadiran"). Pursuant to the amendment, Elbit Systems will accelerate the acquisition from Koor of approximately 5% of Tadiran's shares, out of a total of 18.2% of Tadiran's shares that Elbit Systems agreed to acquire as part of the second stage of the agreement entered into between Elbit Systems and Koor on December 27, 2004. Upon completion of this step, Elbit Systems and Koor will have equal representation on Tadiran's board of directors. Joseph Ackerman, Elbit Systems President, will be appointed as Chairman of Tadiran's Board and the provisions of the shareholders agreement relating to joint control in Tadiran will enter into effect.

The price to be paid by Elbit Systems for the Tadiran shares will be the price agreed to in the original agreement with Koor.

The purchase of the approximately 5% of Tadiran's shares by Elbit Systems will take place following approval of Elbit Systems' shareholders at a general shareholders meeting of the Elisra transaction and the amendments to Tadiran transaction agreements. Upon completion of that stage, Elbit Systems will hold a total of approximately 25.6% of Tadiran's shares, including approximately 7% that were purchased on the stock market.

Upon completion of the Elisra transaction, Elbit Systems will complete the purchase of Koor's remaining shares in Tadiran - approximately 13% - reaching a total of approximately 38% of Tadiran's shares based on Elbit Systems' current shareholdings.

The agreement for acquiring Koor's holdings in Elisra and the amendments regarding the acquisition of Koor's shares in Tadiran, were signed following receipt of approval of Elbit Systems' Audit Committee and Board of Directors, who obtained a Fairness Opinion from an independent appraiser regarding the consideration to be paid for the Elisra shares. In addition, the parties agreed on additional conditional consideration as a result of future insurance proceeds relating to the fire at Elisra's plant in 2001. Moreover, Koor received the right to purchase from Elisra, at an agreed upon price, Dekolink Ltd., a start-up company engaged in the cellular networks area, that is wholly-owned by Elisra.

The acquisition agreement relating to Elisra is subject to the receipt of the approval of Elbit Systems' shareholders as well as governmental authorities, including the Israel Antitrust Authority.

Joseph Ackerman, President of Elbit Systems, said: "This is yet another significant step in the consolidation process of the Israeli defense industry, a step clearly expected to enhance our capabilities in the international market. Tadiran Communications and the companies of the Elisra Group - Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. - all have advanced technological capabilities. They also have unique products with proven operational capabilities in numerous defense forces worldwide, including the Israel Defense Forces, and outstanding employees, who are the key to their success."

Jonathan Kolber, CEO of Koor, said, "We are pleased to be part of the merger of Israel's private defense sector. Our holdings in Elbit Systems, which will hold stakes in Israel's leading private defense companies, will help us continue to benefit and grow with one of Israel's major industries."

In addition, an amendment to the agreement between the Federmann Group and Koor was signed, according to which Koor will accelerate its acquisition from the Federmann Group of 2.3% of Elbit Systems' shares for the consideration established in the original agreement between Koor and the Federmann Group dated December 27, 2004. This amendment revises the original agreement, according to which Koor was to acquire 4.5% of Elbit Systems' shares. Following completion of this acquisition, Koor will hold approximately 7.6% of Elbit Systems' shares and be entitled to nominate two directors to Elbit Systems' Board.

CONTACTS:

COMPANY CONTACT                                           IR CONTACTS

Ilan Pacholder, Corporate Secretary and VP                Ehud Helft/Kenny Green
   Finance & Capital Markets
 ELBIT SYSTEMS LTD.                                       GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
                                                          kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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